SE 15025277 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAR 20 2015
Washington DC
404

SEC FILE NUMBER
8- 48072

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Options, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1725
(No. and Street)

Chicago, Illinois (City) (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CJBS, LLC
(Name – *if individual, state last, first, middle name*)

2100 Sanders Road, Suite 200 (Address) Northbrook (City) Illinois (State) 60062-6141 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/15

OATH OR AFFIRMATION

I, Stuart J. Kipnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Options, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stuart J Kipnes
Signature

President
Title

Mary C. Fredericks
Notary Public

OFFICIAL SEAL
MARY C. FREDERICKS
Notary Public - State of Illinois
My Commission Expires Dec 20, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJBS

March 19, 2015

SEC
Mail Processing
Section
MAR 20 2015
Washington DC
404

Re: Associated Options, Inc.

Firm I.D. No 848072

To whom it may concern:

Please find attached the year end December 31, 2014, audit package for Associated Options, Inc.

Please disregard the audit package submitted on February 27, 2015, and completely replace it with the attached audit package. We inadvertently omitted the independent accountant's review report of the statements made by Associated Options, Inc. in an Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. §240.17a-5 of the U.S. Securities and Exchange Commission. We additionally revised the independent registered public accountant's reports to properly incorporate all of the required reporting language in conjunction with the applicable Public Company Accounting Oversight Board attestation standards and required performance thereon.

By way of this letter and under signature below we hereby attest that no numbers, values or calculations have changed and the all of the financial statements and schedules remaining wholly unchanged from the original filing made February 27, 2015. The table of contents and independent accountant's reports are the only items to substantively change by way of the aforementioned correction of omissions and revisions in the required certifications under PCAOB standards and review reporting requirements in connection with 17 C.F.R. §240 15c3-3 (k) exemption provisions 2(ii).

CJBS LLC

CJBS, LLC

Northbrook, Illinois

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

ASSOCIATED OPTIONS, INC.

AUDITED FINANCIAL STATEMENTS

AND AUDIT PACKAGE

DECEMBER 31, 2014

CJBS

CJBS

ASSOCIATED OPTIONS, INC.

AUDITED FINANCIAL STATEMENTS

AND AUDIT PACKAGE

DECEMBER 31, 2014

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512
www.cjbs.com

ASSOCIATED OPTIONS, INC.

TABLE OF CONTENTS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [x] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Associated Options, Inc. [13]
SEC FILE NO.: 848072 [14]
FIRM I.D. NO.: 36-3996772 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
440 S. LaSalle, Suite 3600 [20]
(No. and Street)

Chicago [21] IL [22] 60605 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/2014 [24]
AND ENDING (MM/DD/YY): 12/31/2014 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Jacqueline Sloan [30]
(Area Code) — Telephone No.: 312-431-0014 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [x] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [x] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27th day of February 20 15

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CJBS, LLC [70]

ADDRESS

2100 Sanders, Road, Suite 200 [71]	Northbrook [72]	Illinois [73]	60062-6141 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CJBS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of Associated Options, Inc. (an Illinois S Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Associated Options, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Associated Options, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CJBS LLC

CJBS, LLC
Northbrook, Illinois

February 27, 2015

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512

www.cjbs.com

ASSOCIATED OPTIONS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

	Allowable	Non-Allowable	Total
Cash - Operating	$ 2,738,680	$ 44,258	$ 2,782,938
Cash - Segregated Clearance	250,166	-	250,166
Receivables From Brokers or Dealers	445,867	201,054	646,921
Securities-Common Stock, at Fair Market Value	-	2,314,830	2,314,830
Security Deposit	-	8,000	8,000
TOTAL ASSETS	$ 3,434,713	$ 2,568,142	$ 6,002,855

LIABILITIES AND STOCKHOLDER'S EQUITY

Total Liabilities	$ -
Stockholder's Equity	
Common Stock	1,000
Retained Earnings	3,749,973
Accumulated Other Comprehensive Income - Unrealized Gains on Securities	2,251,882
Total Stockholder's Equity	6,002,855
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,002,855

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE		
Commissions on Listed Option Transactions		$ 5,492,109
Other Revenue		47,473
Total Revenue		5,539,582
EXPENSES		
Salaries for Stockholder Officer		1,118,426
Other Employee Compensation and Benefits		2,528,667
Commissions Paid to Other Brokers-Dealers		153,751
Regulatory Fees		62,972
Other Expenses		1,428,072
Total Expenses		5,291,888
OTHER INCOME		
Realized Gain on Sale of Securities		40,384
NET INCOME		288,078
OTHER COMPREHENSIVE INCOME		
Unrealized Gains on Securities		
Unrealized Holding Gains Arising During The Period	418,290	
Less Reclassification Adjustment for Gains Realized	(34,440)	
TOTAL OTHER COMPREHENSIVE INCOME		383,850
TOTAL COMPREHENSIVE INCOME		$ 671,928

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, Beginning of Year, January 1, 2014 as Previously Presented	$ 1,000	$ 3,025,195	$ 2,804,732	$ 5,830,927
Less Reclassification Adjustment for Gains Realized	-	936,700	(936,700)	-
BALANCE, Beginning of Year, January 1, 2014	1,000	3,961,895	1,868,032	5,830,927
Net Income	-	288,078	-	288,078
Unrealized Gains on Securities	-	-	383,850	383,850
Distributions	-	(500,000)	-	(500,000)
BALANCE, End of Year, December 31, 2014	$ 1,000	$ 3,749,973	$ 2,251,882	$ 6,002,855

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 288,078
Adjustment to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Realized (Gain) on Sale of Securities	(40,384)
(Increase) Decrease In Assets:	
Receivables from Brokers or Dealers	308,914
NET CASH PROVIDED BY OPERATING ACTIVITIES	556,608
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from Sale of Securities	83,884
NET CASH PROVIDED BY INVESTING ACTIVITIES	83,884
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to Stockholder	(500,000)
NET CASH (USED) IN FINANCING ACTIVITIES	(500,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	140,492
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,892,612
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 3,033,104
NONCASH INVESTING AND FINANCING ACTIVITIES	
Unrealized (Gain) on Securities	(383,850)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

1. The Corporation considers all highly liquid investments having original maturities of three months or less cash equivalents.
2. The Corporation paid no interest expense during the year ended December 31, 2014.
3. The Corporation paid no federal income taxes during the year ended December 31, 2014.

The accompanying notes are an integral part of these financial statements.

ASSOCIATED OPTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE A – ORGANIZATION

Associated Options, Inc. was formed as a Delaware Corporation on December 22, 1994. The Corporation operates as a brokerage execution firm, principally conducting its business activities from the floor of the Chicago Board Options Exchange ("CBOE"), Chicago, Illinois.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Corporation maintains its books using the accrual basis method of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable

The Company carries its accounts receivable at cost, less an allowance for doubtful accounts, ($0 at December 31, 2014) to reserve for potentially uncollectible accounts and discounts customers may take. On a periodic basis the Company evaluates its receivables and determines the necessity for an allowance based on history, collections and current economic conditions.

Investment

The Company classifies its securities as "available for sale" which are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

ASSOCIATED OPTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE C – INCOME TAXES

The Corporation's sole stockholder made an election under Internal Revenue Code Section 1362, effective as of January 1, 1995, to be an S-corporation. As such, the stockholder is taxed on the entire Corporation's taxable income. Therefore, no provision for federal income taxes has been included in these financial statements. The tax returns of the Corporation are filed on the cash basis of accounting. Any state taxes are included in other expenses.

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As of December 31, 2014, management does not believe they have taken any tax positions that would require the recording of any additional tax liability nor do they believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2014, the Company's federal and state tax returns generally remain open for the last three years.

NOTE D – COMMON STOCK

The Corporation is authorized to issue 20,000 shares of common stock at no par value per share. At December 31, 2014, 10,000 shares are issued and outstanding.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), and as such is required to maintain a net capital balance of $100,000. Total capital of the Corporation at December 31, 2014 was $6,002,855. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

NOTE F – COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c 3-1

Audited Net Capital at December 31, 2014 was $3,434,713.

No material differences exist with the Focus Report, Part IIA for the quarter ending December 31, 2014, as filed by Associated Options, Inc.

NOTE G – COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

NOTE H – CBOE MEMBERSHIP CONVERTED TO COMMON STOCK AT INITIAL PUBLIC OFFERING IN 2010 IPO

Associated Options, Inc. owned a Chicago Board Options Exchange ("CBOE") membership (a seat), purchased September 2, 2003, for $212,000 and carried it at cost. The CBOE changed its organizational structure in 2010 from a non-stock corporation owned by its members to a wholly-owned subsidiary of a new holding company, CBOE Holdings, Inc., organized as a stock corporation.

The CBOE on June 15, 2010, launched an initial public offering at $29 a share. Associated Options, Inc. was granted 2 classes of stock in the IPO for its membership interest consisting of 40,000 shares of Class A-1 Restricted Common Stock and 40,000 shares of Class A-2 Restricted Common Stock. Shortly after the initial offering a special dividend of $1.25 per share was issued which represented a return of basis and totaled $100,000.

A tender offer from the proceeds from the CBOE's public offering was made to former members on both classes of restricted common stock on October 13, 2010, by CBOE Holdings, Inc. and on November 23, 2010; they purchased 5,000 Class A-1 shares and 5,000 Class A-2 shares from Associated Options, Inc. for $250,000.

The restrictions on the remaining 35,000 shares of Class A-1 and 35,000 shares of Class A-2 common stock, net of the tender offer, expired on December 15, 2010 and June 13, 2011, respectively and were automatically converted one for one into unrestricted common stock traded on the NASDAQ.

The company sold 32,000 shares in 2013 and 1,500 shares in 2014. At December 31, 2014, the Company owned a total of 36,500 shares in regards to the conversion, carried on the Statement of Financial Condition at the closing market price of $63.42 per share, $2,314,830.

NOTE I – FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

NOTE I – FAIR VALUE MEASUREMENTS (continued)

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, assets or liabilities.

Level 2 Quoted prices in markets that are considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth, by level within the fair value hierarchy, the Company's investment assets at fair value as of December 31, 2014. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. At December 31, 2014, the Company had no investment assets at fair value classified within Level 2 or 3.

		Fair Value Measurements at 12/31/14 Using:		
December 31, 2014	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
CBOE Holding, Inc.				
Common Stock 36,500 shares, unrestricted	$2,314,830	$2,314,830	-	-

The table below summarizes the activity for investments in equity securities classified as available-for-sale measured at fair value on a recurring basis for the year ended December 31, 2014.

Balance at January 1, 2014	$ 1,974,480
Proceeds from Sale	(83,884)
Realized Gain	40,384
Net Unrealized Gains Included In Other Comprehensive Income	383,850
Balance at December 31, 2014	$ 2,314,830

NOTE J – OFF-BALANCE-SHEET RISK

The Company maintains its operating cash balances in two banks. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 at each bank. At December 31, 2014 the Company's total uninsured cash balance at the banks was $2,292,971.

The segregated clearance cash accounts consist of two SIPC money market securities accounts. The segregated clearance cash amount as well as the common stock securities in the statement of financial condition is subject to market risk.

In connection with the Corporation's floor brokerage activities, which encompass 100% of the Corporation's business activity as an options and stock execution firm, there are no transactions or other off-balance-sheet financial instruments. There is no market or credit risk in excess of the amounts recorded in the statement of financial condition.

NOTE K – CONCENTRATION

During the year ended December 31, 2014, four customers accounted for approximately 56% of the total commission sales and 59% of the total accounts receivables.

NOTE L – OTHER COMPREHENSIVE INCOME RECLASSIFICATION

Previously reported retained earnings was increased and accumulated other comprehensive income was decreased during the current year with $936,700 to reflect the realized gain of prior accumulated earnings in other comprehensive income for shares sold during 2013. The reclassification had no effect on the net earnings for December 31, 2014.

NOTE M – SUBSEQUENT EVENTS

The Company's management has evaluated events subsequent to the date of December 31, 2014 through February 27, 2015, the date the financial statements were available to be issued. It has concluded that there were no events that provide additional evidence about conditions that existed at that date that require recognition in the December 31, 2014 financial statements or related disclosures in accordance with FASB ASC 855, *Subsequent Events*.

SUPPLEMENTARY INFORMATION

CJBS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

We have audited the financial statements of Associated Options, Inc. as of and for the year ended December 31, 2014, and have issued our report thereon dated February 27, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The supplemental Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission required by Rule 15c 3-1 and 17a-5 under the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Associated Options, Inc.'s financial statements. The supplemental information is the responsibility of Associated Options, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CJBS LLC

CJBS, LLC
Northbrook, Illinois

February 27, 2015

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512
www.cjbs.com

ASSOCIATED OPTIONS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Total Stockholder's Equity From Statement of Financial Condition	$ 6,002,855
Total Stockholder's Equity Qualified for Net Capital	$ 6,002,855
Total Capital	$ 6,002,855
Deductions	
Total Non-allowable Assets From Statement of Financial Condition	(2,568,142)
Net Capital	3,434,713
Minimum Net Capital Requirement	(100,000)
EXCESS NET CAPITAL	$ 3,334,713

In regards to SEC Rule 15c 3-1, "Net Capital Requirements for Brokers or Dealers" no differences exist between the computation reported above and Associated Option, Inc.'s unaudited filing of Part IIA of the FOCUS report.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Associated Options, Inc. is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

CJBS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Associated Options, Inc., as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512
www.cjbs.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* A is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Chicago Board of Options Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CJBS LLC

CJBS, LLC
Northbrook, Illinois

February 27, 2015

CJBS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Associated Options, Inc., and the Securities and Exchange Commission, SIPC, and Chicago Board Options Exchange, solely to assist you and the other specified parties in evaluating Associated Options, Inc.'s compliance with the applicable instructions of Form SIPC-7. Associated Options, Inc.'s management is responsible for Associated Options, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CJBS LLC

CJBS, LLC
Northbrook, Illinois
February 27, 2015

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512
www.cjbs.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Associated Options, Inc
440 S LaSalle St. Ste 3112
CHICAGO, IL 60605-1026

Note: If any of the information shown on the mailing label requires correction, please e-m any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Babich (312)362-4104

2. A. General Assessment (item 2e from page 2)		$ 13,465
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/28/2014 Date Paid		(7,756)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		5,709
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		N/A
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,709
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,709	
H. Overpayment carried forward	$(N/A)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Associated Options, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,963,817
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	153,750
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	424,234
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	577,984
2d. SIPC Net Operating Revenues	$5,385,833
2e. General Assessment @ .0025	$13,465
	(to page 1, line 2.A.)

CJBS

EXEMPTION REPORT REVIEW
REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Associated Options, Inc.
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Associated Options, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Associated Options, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k2(ii) (the "exemption provisions") and (2) Associated Options, Inc. stated that Associated Options, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Associated Options, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Associated Options, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CJBS LLC

CJBS, LLC
Northbrook, Illinois
March 16, 2015

CJBS, LLC
2100 Sanders Road, Suite 200, Northbrook, IL 60062-6141 • T 847-945-2888 • F 847-945-9512
www.cjbs.com

ASSOCIATED OPTIONS, INC.
EXEMPTION REPORT
FOR THE YEAR ENDING DECEMBER 31, 2014

Securities and Exchange Commission
100 F Street NW
Washington, DC 20549

Associated Options, Inc. (the "Company") is a registered non-carrying broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

The Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

For the fiscal year ending December 31, 2014, the Company claimed exemption from 17 C.F.R. §240.15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule.

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)2(ii) throughout the most recent fiscal year without exceptions.

The Company does not hold customer funds or securities, does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4)

The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2014 without exception.

I, Stuart J. Kipnes, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Stuart J. Kipnes
President,
Associated Options, Inc.